LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

March 20, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia Ireland, Limited / Presbia PLC

Draft Registration Statement on Form S-1

Submitted January 24, 2014

CIK No. 1591096

Dear Ms. Ravitz:

On behalf of Presbia PLC (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the amended registration statement on Form S-1 (the “Registration Statement”) to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to Presbia’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter, dated February 7, 2014, and to reflect other updating changes. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on January 24, 2014.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Presbia. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Registration Statement (as distinguished from page references in the Staff’s comments, which refer to the Draft Registration Statement).

Cash and Capitalization, page 60

1. We note the changes made in response to prior comment 10. Please revise to remove cash from your capitalization table since cash and cash equivalents are not part of your capitalization. As an alternative, you may disclose the amount of your cash and cash equivalents in the text before the table.

Response 1: As requested by the Staff, the Company removed cash and cash equivalents from the capitalization table and now includes the disclosure in the text before the table (see page 46).

Presbyopia Market, page 83

2. We will continue to evaluate your response to prior comment 16 after you provide us with the information cited in your response.

Response 2: Please note that the Registration Statement has been amended to reference Market Scope’s Comprehensive Report on The Global Presbyopia Surgery Market (the “Report”) as the source of certain market data included in the Registration Statement (see pages 1, 64 and 67). The Company is supplementally providing a copy of the Report to the Staff.

Our Technology, page 87

3. Please revise to disclose the information contained in your response to prior comment 19.

Response 3: The Company has disclosed the information as requested by the Staff (see page 70).

Transactions with Orchard Capital…, page 128

4. Please revise to disclose the material terms of the Services Agreement, which you have filed as Exhibit 10.11.

Response 4: The Company has disclosed the material terms of the services agreement as requested by the Staff (see page 102).

Passive Foreign Investment Company Status and Related Tax Consequences, page 173

5. We note that your response to prior comment 30 does not disclose whether you or your subsidiaries were a passive foreign investment company during the last taxable year. As the disclosure in the first paragraph on page 176 indicates that your prior years’ PFIC status may apply to subsequent years, please disclose here and on page 4 whether you were a PFIC in 2013 or in any prior tax year.

Response 5: The Company has updated the disclosure as requested by the Staff (see pages 4 and 133).

Index to Financial Statements, page F-1

6. We note your response to prior comment 32. Please confirm our understanding from our call of February 6, 2014, that you intend to include financial statements of Presbia PLC as of and for the years ended December 31, 2013 and 2012, respectively, as well as for the period from June 29, 2007 (inception) to December 31, 2013 in a subsequent pre-effective amendment, and that those audited financial statements will also include earnings per share data based on the shares that will be issued to the parent in the restructuring.

Response 6: Please note that the referenced financial statements of Presbia PLC are now included in the Registration Statement, consistent with the referenced February 6th conference call.

Unaudited Interim Condensed Financial Statements, page F-25

7. We note that you include a column for a pro forma balance sheet on page F-25 and pro forma earnings per share on page F-26. We note that the pro forma adjustments reflected do not result in a material reduction of permanent equity and that the parent debt accrues interest after the balance sheet date. Please explain to us why you included these pro forma disclosures on the face of the interim financial statements. Discuss your consideration of the pro forma preparation requirements of Item 11-02 of Regulation S-X. Please note that under Item 11-02(b)(1), where a limited number of pro forma adjustments are required and those adjustments are easily understood, you may present a narrative description of the pro forma effects of the transaction in lieu of the pro forma financial statements.

Response 7: Please note that in the Draft Registration Statement, the Company had included a column for a pro forma balance sheet on page F-25 and earnings per share on page F-26, as such presentation is permissible pursuant to SEC Financial Reporting Manual Topic 3430.1. Accordingly, the Company did not believe pro forma disclosures in accordance with Article 11 of Regulation S-X to be meaningful. In consideration of the Staff’s comment above and comments 8 and 9 below, the Company has included the pro forma balance sheet and statement of operations information in the Registration Statement under “Unaudited Pro Forma Financial Information” pursuant to Article 11 of Regulation S-X (see page 49). Further, the Company noted that the SEC Financial Reporting Manual Topic 3430.1 permitted but did not require pro forma presentation of these transactions in the financial statements; therefore, the Company has decided to remove such pro forma presentation from the financial statements now that it has included the Article 11 pro forma financial information referenced above.

8. Please explain to us if you intend to include a pro forma statement of operations related to the aforementioned transactions that will reflect adjustments to interest expense resulting from the debt that will convert to equity upon the planned Presbia PLC restructuring and that will include pro forma earnings per share.

Response 8: Please refer to the response to comment 7. The Company has included Unaudited Pro Form Financial Information pursuant to Article 11 of Regulation S-X (see page 49).

9. Further, please ensure that any pro forma presentation clearly explains the nature of any pro forma adjustments and any assumptions involved.

Response 9: Please refer to the response to comment 7. The Company has included Unaudited Pro Form Financial Information pursuant to Article 11 of Regulation S-X (see page 49) and explained the nature of any pro forma adjustments and any assumptions involved.

Note 7. Operating Segments and Geographic Information, page F-33

10. We note your response to prior comments 39 and 42. Please similarly revise your note in the interim financial statements. Refer to FASB ASC 280-10-50-42 and FASB ASC 280-10-50-41.

Response 10: Please note that interim financial statements are not included in the Registration Statement, but the referenced information has been updated in the audited financial statements included in the Registration Statement (see pages F-20 and F-21).

The Company respectfully advises the Staff that since January 24, 2014, written communications have been presented to potential investors by the Company in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). The Company is supplementally providing a copy of the written materials presented to potential investors. In addition, to the Company’s knowledge, no broker or dealer that is participating or will participate in the Company’s initial public offering has to date published or distributed a research report in reliance upon Section 2(a)(3) of the Act.

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss any of the Company’s responses to the Comment Letter.

Very truly yours,

/s/ Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer

Michael B. Lestino, Esq.

Donald J. Murray, Esq.

Matthew T. Gehl, Esq.